INmune Bio Inc.

225 NE Mizner Blvd., Suite 640

Boca Raton, Florida 33432

(858)-964-372

August 1, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re: INmune Bio Inc. Registration Statement on Form S-3 File No. 333-279036

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on July 30, 2024, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Thursday, August 1, 2024, at 4:00 p.m. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

INMUNE BIO INC.

By:	/s/ David Moss
David Moss
Chief Financial Officer